UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ProLogis
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares
(Title of Class of Securities)

743410 10 2
(CUSIP Number of Class of Securities’ Underlying Common Shares)

Walter C. Rakowich
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239
(303) 567-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.	David S. Thomas, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
701 Fifth Avenue, Suite 5100	650 Page Mill Road
Seattle, WA 98104	Palo Alto, CA 94304-1050
(206) 883-2500	(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow certain employees of ProLogis (the “Company”) to exchange certain of their outstanding share options for restricted share units (the “Exchange Program”). The Exchange Program was approved by the Company’s shareholders at the Company’s 2010 Annual Meeting of Shareholders held on May 14, 2010.
     On May 17, 2010, the Company circulated an interoffice memorandum to its employees regarding the Exchange Program, which included certain questions and answers about the Exchange Program. The text of such interoffice memorandum is attached herewith as Exhibit 99.1 and is incorporated herein by reference.
     ProLogis has not commenced the Exchange Program. Even though the Exchange Program has been approved by ProLogis’ shareholders, ProLogis may still decide not to implement the Exchange Program. Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Exchange Program. ProLogis will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. ProLogis shareholders and share option holders will be able to obtain these written materials and other documents filed by ProLogis with the SEC free of charge from the Investor Relations page of the ProLogis website at www.prologis.com or from the SEC’s website at www.sec.gov.
ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	Interoffice memorandum regarding one-time share option exchange program dated May 17, 2010